EXHIBIT 99.2
James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2,
D02 WR20, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

1 September 2022

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 31 August 2022.

Regards

Joseph C. Blasko
General Counsel & Company Secretary

This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Executive Chairman, USA), Anne Lloyd (Deputy Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden),
Suzanne B. Rowland (USA), Nigel Stein (UK).
Interim Chief Executive Officer and Director: Harold Wiens (USA)
Company number: 485719
ARBN: 097 829 895

Superannuation and Investments HoldCo Pty Ltd ACN 644 660 882

Ground Floor Tower 1, 201 Sussex Street, Sydney, NSW, 2000, Australia

James Hardie Industries PLC
Group Company Secretary
Second Floor, Europa House,
Harcourt Centre
Harcourt Street
Dublin 2, Ireland

31 August 2022 Dear Sir/Madam,
Re: Disclosure of Holding above 4% Threshold

Superannuation and Investments HoldCo Pty Ltd on behalf of its subsidiaries: Avanteos Investments Limited and Colonial First State Investments Limited, have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014.

These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 4.002% ordinary share capital, as at 29 August 2022. This is based upon 17,833,319 shares held and a total of 445,653,365 voting rights on issue.

The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd before notification obligation on 28 August 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited	Citibank N A Hong Kong	6,350,008	1.425%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,257,927	2.302%
Avanteos Investments Limited	Colonial First State Investments Limited	30,869	0.007%
Colonial First State Investments Limited	Colonial First State Investments Limited	29,392	0.007%
Colonial First State Investments Limited	Northern Trust Company	1,143,488	0.257%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	6,296	0.001%
		17,817,980	3.998%

The holdings dissection between entities within Superannuation and Investments HoldCo Pty Ltd on notification obligation on 29 August 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited	Citibank N A Hong Kong	6,350,008	1.425%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,287,927	2.309%
Avanteos Investments Limited	Colonial First State Investments Limited	30,869	0.007%
Colonial First State Investments Limited	Colonial First State Investments Limited	29,422	0.007%
Colonial First State Investments Limited	Northern Trust Company	1,128,797	0.253%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	6,296	0.001%
		17,833,319	4.002%

Transactions on the notification obligation date:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Monday, 29 August 2022	Citicorp Nominees Pty Limited (Australia)	Chess Depository Interests	Purchase	30,000	996,756.00
Monday, 29 August 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	1	33.35
Monday, 29 August 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	1	33.35
Monday, 29 August 2022	Colonial First State Investments Limited	Chess Depository Interests	Purchase	28	933.80
Monday, 29 August 2022	Northern Trust Company	Chess Depository Interests	Sale	14,691	488,118.76

Thank you for your attention in this matter. Yours faithfully,

Mai Poon
Senior Manager Corporate Actions